Exhibit 11.0

COMPUTATION OF EARNING PER SHARE

(In Thousands, except for per share data)

	Three months ended September 30, 2012	Nine months ended September 30,2012

Net loss	$(1,345)	$(3,119)

Weighted average shares outstanding	8,685	9,088

Basic loss per share	$(0.15)	$(0.34)

Loss for diluted earnings per share	$(1,345)	$(3,119)

Total weighted average common shares and equivalents outstanding for diluted computation (1)	8,685	9,088

Diluted loss per share	$(0.15)	$(0.34)

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(1) All related to outstanding stock options. Dilution is not applicable in periods of net loss.

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